RICHTECH ROBOTICS INC.

4175 Cameron St Ste 1
Las Vegas, NV 89103

August 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Richtech Robotics Inc.
Registration Statement on Form S-1
File No. 333-281789

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Richtech Robotics Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:30 p.m. ET on Thursday, August 29, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhenwu Wang
Zhenwu Wang
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP